# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Equity Bancshares Inc. (EQBK), CIK 0001227500
CUSIP: 29460X109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7701 East Kellogg Drive, Suite 300, Wichita, Kansas (KS), 67207
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001420506-24-002390
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,127,376; sole dispositive power 0; shared dispositive power 1,071,424; aggregate amount beneficially owned 1,127,376 (7.37% of the class)
  Comment: Relating to items 6 and 9 of this page: Consists of 900,090 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 51,330 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, 55,952 shares of common stock of the Issuer held by Bridge Equities XI, LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 120,004 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
  
  Relating to item 8 of this page: Consists of 900,090 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 51,330 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 120,004 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 900,090; sole dispositive power 0; shared dispositive power 900,090; aggregate amount beneficially owned 900,090 (5.89% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 900,090 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 51,330; sole dispositive power 0; shared dispositive power 51,330; aggregate amount beneficially owned 51,330 (0.34% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 51,330 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,127,376; sole dispositive power 0; shared dispositive power 1,071,424; aggregate amount beneficially owned 1,127,376 (7.37% of the class)
  Comment: Relating to items 6 and 9 of this page: Consists of 900,090 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 51,330 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, 55,952 shares of common stock of the Issuer held by Bridge Equities XI, LLC, of which FJ Capital Management LLC is the sub-investment advisor, and 120,004 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
  
  Relating to item 8 of this page: Consists of 900,090 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 51,330 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 120,004 shares of common stock of the Issuer held by managed accounts that FJ Capital Management LLC manages. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
- Bridge Equities XI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 55,952; sole dispositive power 0; shared dispositive power 55,952; aggregate amount beneficially owned 55,952 (0.37% of the class)
  Comment: Relating to items 6 and 9 of this page: Consists of 55,952 shares of common stock of the Issuer held by Bridge Equities XI, LLC
- SunBridge Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 55,952; sole dispositive power 0; shared dispositive power 55,952; aggregate amount beneficially owned 55,952 (0.37% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 55,952 shares of common stock of the Issuer held by Bridge Equities XI, LLC
- SunBridge Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 55,952; sole dispositive power 0; shared dispositive power 55,952; aggregate amount beneficially owned 55,952 (0.37% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 55,952 shares of common stock of the Issuer held by Bridge Equities XI LLC, of which SunBridge Manager, LLC is the Managing Member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares.
- White Oak Legacy, Inc.: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); member of a group; sole voting power 0; shared voting power 55,952; sole dispositive power 0; shared dispositive power 55,952; aggregate amount beneficially owned 55,952 (0.37% of the class)
  Comment: Relating to items 6, 8 and 9 of this page: Consists of 55,952 shares of common stock of the Issuer held by Bridge Equities XI LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

## Item 1. Issuer
Name of issuer: Equity Bancshares Inc. (EQBK)
Address of issuer's principal executive offices: 7701 East Kellogg Drive, suite 300, Wichita, KS 67207

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following Reporting Persons:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
Martin Friedman
Bridge Equities XI, LLC
SunBridge Manager, LLC
SunBridge Holdings, LLC
White Oak Legacy, Inc
Address of principal business office or, if none, residence:
FJ Capital Management LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Bridge Equities XI, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Manager, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Holdings, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

White Oak Legacy, Inc
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759
Citizenship:
Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, Bridge Equities XI, LLC, and FJ Capital Management LLC, SunBridge Manager, LLC, SunBridge Holdings, LLC - Delaware limited liability companies
Martin Friedman - United States citizen
White Oak Legacy, Inc - Maryland corporation

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 1,127,376 shares
Financial Opportunity Fund LLC - 900,090 shares
Financial Opportunity Long/Short Fund LLC - 51,330 shares
Martin Friedman - 1,127,376 shares
Bridge Equities XI, LLC - 55,952 shares
SunBridge Manager, LLC - 55,952 shares
SunBridge Holdings, LLC - 55,952 shares
White Oak Legacy, Inc - 55,952 shares
Percent of class:
FJ Capital Management LLC - 7.37%
Financial Opportunity Fund LLC - 5.89%
Financial Opportunity Long/Short Fund LLC - 0.34%
Martin Friedman - 7.37%
Bridge Equities XI, LLC - 0.37%
SunBridge Manager, LLC - 0.37%
SunBridge Holdings, LLC - 0.37%
White Oak Legacy, Inc - 0.37%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 1,127,376 shares
Financial Opportunity Fund LLC - 900,090 shares
Financial Opportunity Long/Short Fund LLC - 51,330 shares
Martin Friedman - 1,127,376 shares
Bridge Equities XI, LLC - 55,952 shares
SunBridge Manager, LLC - 55,952 shares
SunBridge Holdings, LLC - 55,952 shares
White Oak Legacy, Inc - 55,952 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 1,071,424 shares
Financial Opportunity Fund LLC - 900,090 shares
Financial Opportunity Long/Short Fund LLC - 51,330 shares
Martin Friedman - 1,071,424 shares
Bridge Equities XI, LLC - 55,952 shares
SunBridge Manager, LLC - 55,952 shares
SunBridge Holdings, LLC - 55,952 shares
White Oak Legacy, Inc - 55,952 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (01/21/2025)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (01/21/2025)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (01/21/2025)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, its Managing Member (01/21/2025)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (01/21/2025)
- Martin Friedman: Martin Friedman, Managing Member (01/21/2025)
- Bridge Equities XI, LLC: SunBridge Manager, LLC, its Managing Member (01/31/2025)
- Bridge Equities XI, LLC: David J. Korotkin, Vice President (01/31/2025)
- SunBridge Manager, LLC: SunBridge Holdings, LLC, its Managing Member (01/31/2025)
- SunBridge Manager, LLC: David J. Korotkin, Vice President (01/31/2025)
- SunBridge Holdings, LLC: White Oak Legacy, LLC, its Manager (01/31/2025)
- SunBridge Holdings, LLC: David J. Korotkin, Vice President (01/31/2025)
- White Oak Legacy, Inc.: David J. Korotkin, Vice President (01/31/2025)